Imotobank, LLC

Financial Statements

December 31, 2023 and 2022



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

IMOTOBANK, LLC

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member
Imotobank, LLC
Walpole, Massachusetts

We have reviewed the accompanying financial statements of Imotobank, LLC (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in member's equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

November 21, 2024
Glen Allen, Virginia

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

IMOTOBANK, LLC

Balance Sheets
December 31, 2023 and 2022

<u>Assets</u>		2023		2022
Current assets:				
Cash	$	83,798	$	135,060
Accounts receivable		98,681		59,362
Inventory		882,839		650,636
Total current assets		1,065,318		845,058
Property and equipment, net		66,970		66,651
Total assets	$	1,132,288	$	911,709
<u>Liabilities and Member's (Deficit) Equity</u>				
Current liabilities:				
Notes payable - current portion	$	690,867	$	225,000
Accounts payable		426,418		181,753
Accrued expenses		150,263		83,430
Total current liabilities		1,267,548		490,183
Long-term liabilities:				
Notes payable - less current maturities		115,445		238,651
Total liabilities		1,382,993		728,834
Member's (deficit) equity		(250,705)		182,875
Total liabilities and member's (deficit) equity	$	1,132,288	$	911,709

See independent accountant's review report and accompanying notes to financial statements.

IMOTOBANK, LLC

Statements of Operations
Years Ended December 31, 2023 and 2022

	2023	2022
Sales	$ 15,274,829	$ 12,304,481
Cost of sales	13,382,103	10,842,618
Gross profit	1,892,726	1,461,863
Operating expenses	1,730,435	1,280,184
Operating income	162,291	181,679
Other expense:		
Interest expense	(22,802)	(40,932)
Net income	$ 139,489	$ 140,747

See independent accountant's review report and accompanying notes to financial statements.

IMOTOBANK, LLC

Statements of Changes in Member's Equity (Deficit)
Years Ended December 31, 2023 and 2022

	Member's Contributions (Distributions)	Retained Earnings	Total
Balance, January 1, 2022	$ (79,291)	$ 380,671	$ 301,380
Member distributions	(259,252)	-	(259,252)
Net income	-	140,747	140,747
Balance, December 31, 2022	(338,543)	521,418	182,875
Member distributions	(573,069)	-	(573,069)
Net income	-	139,489	139,489
Balance, December 31, 2023	$ (911,612)	$ 660,907	$ (250,705)

See independent accountant's review report and accompanying notes to financial statements.

IMOTOBANK, LLC

Statements of Cash Flows
Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities:		
Net income	$ 139,489	$ 140,747
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation expense	7,351	5,332
Change in operating assets and liabilities:		
Accounts receivable	(39,319)	(13,921)
Inventory	(232,203)	(93,314)
Accounts payable	244,665	181,753
Accrued expenses	66,833	11,464
Net cash provided by operating activities	186,816	232,061
Cash flows used in investing activities:		
Purchases of property and equipment	(7,670)	(13,612)
Cash flows from financing activities:		
Proceeds from notes payable	415,000	233,811
Payments on notes payable	(72,339)	(225,000)
Distributions to members	(573,069)	(259,252)
Net cash used in financing activities	(230,408)	(250,441)
Net change in cash	(51,262)	(31,992)
Cash, beginning of year	$ 135,060	$ 167,052
Cash, end of year	$ 83,798	$ 135,060
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 22,802	$ 40,932

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Imotobank, LLC (the, "Company"), is a limited liability company organized in 2008. The Company operates as a car dealership offering a personalized approach to car purchasing and delivery. The Company currently has one location in Walpole, Massachusetts.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable results from sales made to customers in the ordinary course of business.

At December 31, 2023, six customers accounted for 91% of accounts receivable. At December 31, 2022, three customers accounted for 67% of accounts receivable.

Adoption of Accounting Standards: In June 2016, the FASB issued Accounting Standard Update ("ASU") 2016-13, *Financial Instruments – Credit Losses (Topic 326)*, which replaced the incurred loss methodology for estimating credit losses with the current expected credit loss ("CECL") model to estimate credit losses for most financial assets held at amortized cost, including accounts receivable. The new model requires entities consider a wide range of information when estimating credit losses, including historical loss information, current conditions, and reasonable and supportable forecasts. Under the CECL model, the allowance for credit losses on financial assets reflects management's estimate of credit losses over the remaining expected life of the assets.

The Company adopted the new standard effective January 1, 2023, using the modified retrospective method. The adoption of the new standard did not have a material effect on the Company's financial statements.

Accounts Receivable: The Company's accounts receivable are carried at the original invoiced amount less an estimate made for uncollectible accounts based on management's estimate of the amount of receivables that will actually be collected. Management closely monitors outstanding balances and provides for uncollectible amounts through a charge to earnings and a credit to an allowance for credit losses. Balances that are still outstanding after management has used reasonable collection efforts are written off.

1.   **Summary of Significant Accounting Policies, Continued:**

Accounts Receivable, Continued: In estimating the allowance for credit losses, the Company performs an analysis of historical loss experience, current receivables aging, and management's assessment of current conditions and supportable expectation of future conditions. Management has determined that any allowance for credit losses would not be material to the financial statements, and, therefore, no allowance for credit losses was considered necessary at December 31, 2023 and 2022.

Inventory: Inventory consists of vehicles and is stated at the lower of cost or net realizable value. Cost includes the costs to purchase the vehicles and other related costs. Net realizable value is the estimated selling price in the ordinary course of business, based on market prices at the report date.

Warranty: The Company offers a statutory state warranty on vehicles sold for periods of up to 90 days and 3,750 miles. The cost of warranties are part of the service of the vehicles and as of year-end management has determined that based on the length of warranty coverage, there are no reserves necessary based on the date vehicles have been sold.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which range from five to 27.5 years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $27,036 for 2023 and $26,034 for 2022.

Revenue Recognition: In May 2014, the FASB issued *Accounting Standards Update 2014-09 – Revenue Recognition from Contracts with Customers (Topic 606)*. The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach.

The Company recognizes revenue when it satisfies a performance obligation in accordance with the provisions of a customer order or contract. This is achieved when control of the product has been transferred to the customer, which is generally determined when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment of the product for vehicle sales. The Company also performs maintenance services on vehicles which is recognized at the point in time the service is completed and billable to the customer. Accordingly, the sale of the Company's products to its customers and maintenance services performed represent single performance obligations for which revenue is recognized at a point in time. Based on the foregoing, no significant judgment is required to determine when control of a product has been transferred to a customer or services are substantially complete.

Notes to Financial Statements, Continued

1.   **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition, Continued: There were no contract assets or liabilities at December 31, 2023 and 2022 or January 1, 2022. Accounts receivable at January 1, 2022 totaled $45,441.

Sales and Other Taxes: The Company reports revenues net of sales taxes and other taxes of a similar nature imposed by governmental authorities.

Leases: The Company accounts for leases in accordance with FASB guidance contained in Leases (Topic 842). The Company determines whether an arrangement is a lease at contract inception. The Company has operating leases for various office and warehouse space. The Company elected the practical expedient to account for lease and non-lease components as a single component. Additionally, the Company elected the practical expedient to not recognize right-of-use assets or lease liabilities for short-term leases for all classes of underlying assets, which are those leases with a term of twelve months or less at the lease commencement date. The Company also elected the practical expedient to use the risk-free rate at the date of lease commencement to calculate the related lease liability in cases where the rate implicit in the lease is not readily determinable. Operating lease liabilities and corresponding right-of-use assets include options to extend lease terms that are reasonably certain of being exercised. As of December 31, 2023 and 2022, the Company had no operating leases with terms greater than twelve months.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through November 21, 2024, the date the financial statements were available to be issued and has determined that there are no subsequent events to be reported in the accompanying financial statements.

Notes to Financial Statements, Continued

2. **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2023	2022
Computers and software	$ 5,606	$ 5,606
Operating equipment	90,019	82,349
Office equipment	4,727	4,727
	100,352	92,682
Less: Accumulated depreciation	(33,382)	(26,031)
Total	$ 66,970	$ 66,651

Depreciation expense totaled $7,351 for 2023 and $5,332 for 2022.

3. **Notes Payable:**

The Company has a note payable outstanding with a commercial bank in the original principal amount of $100,000. Interest is charged at 10.5% per annum with a maturity date of July 2028. The remaining balance on this note was $74,312 at December 31, 2023 and $88,651 at December 31, 2022.

The Company has various notes payable outstanding with individual lenders. The notes have maturity dates ranging from 2024 through 2027 at which point all accrued interest and unpaid principal are due. The notes also contain a clause that all principal be returned to the lender within 60 days of written notice by the lender demanding repayment. As such, the full amount of these notes are included as a current liability on the accompanying balance sheets. The notes are unsecured and bear interest at 1% per month on the basis of a 365-day year. The outstanding balance on these notes was $630,000 at December 31, 2023 and $225,000 at December 31, 2022.

The Company has a loan outstanding with the Small Business Administration for the original principal amount of $150,000. The loan matures in June 2026 and bears interest at 3.75% per annum. The loan is unsecured. The outstanding balance on the loan was $102,000 at December 31, 2023 and $150,000 at December 31, 2022.

3.   **Notes Payable, Continued:**

Future minimum principal payments on outstanding debt balance are as follows at December 31, 2023:

Year	Amount
2024	$ 690,867
2025	62,872
2026	22,534
2027	18,383
2028	11,656
	$ 806,312

4.   **Leases:**

The Company leases office and warehouse space under various non-cancellable operating lease agreements with month-to-month terms The lease agreements call for monthly payments ranging from $2,000 to $4,065 as well as various taxes and common area maintenance charges. Rent expense totaled $102,484 for 2023 and $51,413 for 2022.